Exhibit 99.2

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Thursday, 20 October 2022

CHANGE OF ADDITIONAL COMPANY SECRETARY

Mr Andrew Cox has ceased to be an additional Company Secretary effective 20 October 2022. Mr Cox will continue in the role of Vice President Legal & Group General Counsel.

The Board has appointed Ms Lucy Bowman as an additional Company Secretary effective 20 October 2022.

Contacts:

INVESTORS	MEDIA

Matthew Turnbull	Christine Forster
M: +1 (713) 448-0956	M: +61 484 112 469
M: +61 410 471 079	E: christine.forster@woodside.com

Derek Lau

M: +61 413 286 251

E: investor@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.